082-04421

SEC Mail Processing
Section

MAY 12 2009

Washington, DC
110

SUPPL

09046094

EASTMAIN

NEWS RELEASE

TSX Symbol: ER

April 21, 2009

Eau Claire Winter Drilling
Visible gold intersected in 27 veins

Eastmain Resources Inc. (TSX:ER) announces assay data from 5 of 20 drill holes completed during the winter campaign on its wholly-owned Eau Claire Gold Deposit located in James Bay, Northern Québec (Table 1). **Visible gold** was intersected **in 16 of 20 drill holes.** Drilling delineated **27 quartz-tourmaline veins** containing from **1 to more than 50 grains** of **visible gold** as well as **visible tellurides.**

A total of 6,650 metres of drilling was completed during the 2009 winter program to test the Main Group of Veins within the central portion of the deposit. Highlights of the first five holes include: **38.58 g/t Au (1.13 ounces per ton)** over 1.5 metres, including **81.0 g/t Au (2.37 ounces per ton)** over 0.5 metres in hole ER09-177; **33.41 g/t Au (0.98 ounces per ton)** over 1.5 metres, including **69.1 g/t Au (2.02 ounces per ton)** over 0.5 metres in hole ER09-180; and **19.26 g/t Au (0.56 ounces per ton)** over 1.5 metres in hole ER09-181. Assay data is pending for the remaining 15 drill holes.

Over the past 16 months, 125 HQ drill holes, for a total of 21,720 metres, have been completed to expand the gold resource within the upper 300 metres of the Eau Claire Gold deposit. The deposit is characterized by abundant very-fine-grained, "flour-sized" gold particles within vein and schist zones. The gold at Eau Claire is not normally visible to the naked eye. When gold grains can be seen and counted, positive assays can generally be expected. Visible gold in core confirms the high-grade nature of this deposit.

In 110 drill holes, **250 gold-bearing, quartz-tourmaline vein intervals** with an **average grade of 18.0 g/t Au (0.53 ounces per ton)** at an **average thickness of 1.29 metres** have been intersected (Table 1). **100 vein intervals** contain an **average grade of 37.5 g/t Au (1.09 ounces per ton), 50 vein intervals** contain an **average of 61.4 g/t Au (2.93 ounces per ton), 10 vein intervals exceeded 190 g/t Au (5.58 ounces per ton)** and three intersections have an **average of 540 g/t Au (15.79 ounces per ton).**

The large diameter drilling has been very successful in confirming the lateral and vertical continuity of the Main Group of Veins within the Eau Claire gold deposit and in defining new veins which are not part of the previous resource calculation. Future exploration objectives include a summer drill program focused on testing the new T-Vein swarm, located north of the deposit, and continued drill-testing high-grade veins located southeast of the 450 West Zone (Map 1, website).

"Hundreds of high-grade gold intersections, obtained over the past 16 months, will have a positive impact on the size and grade of the deposit. The currently reported resource calculation, completed in 2005, was based on 182 drill intersections. We now have more than double that number of intersections, many of which are at much higher grades than those previously used in calculating the Eau Claire gold resource. An additional 328 gold intercepts are a direct result of closer-spaced drilling using larger diameter drill core." stated Don Robinson, President and CEO of Eastmain. "The abundance of free gold (visible gold) within the deposit signifies that an extremely rich, gold-bearing mineral system was active at Eau Claire at the time of its formation. These free-milling gold grains also suggest that a portion of the contained gold within the deposit will be amenable to simple gravity separation techniques during the milling process."

This news release was prepared by Dr. Donald Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

dlw 5/18

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has in excess of $20 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $4 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks. Actual events or results could differ materially from the Company's expectations and projections.

Table 1. Clearwater Project - Assay Data

Eau Claire Gold Deposit 2007-2009 Average composite gold grades							
Cut off grade		**Number of**	**Length**	**Average Grade**			
Au g/t		**Intercepts**	**m**	**Au g/t**	**Au oz/ton**		
0.0		328	1.30	**14.2**	**0.41**		
3.1		250	1.29	**18.0**	**0.53**		
4.4		200	1.29	**22.3**	**0.65**		
6.4		150	1.30	**26.9**	**0.79**		
11.0		100	1.23	**37.5**	**1.09**		
18.6		50	1.20	**61.4**	**1.79**		
31.2		25	1.18	**100.3**	**2.93**		
46.0		10	1.21	**191.2**	**5.58**		
100.0		3	1.00	**540.8**	**15.79**		
			2009 Assay Results				
Hole ID	**From**	**To**	**Length (m)**	**Au g/t**	**Au oz/ton**	**Vein ID**	**Notes**
ER-09-177	60.5	61.5	1.00	**11.44**	**0.33**	D	VG 6+
incl.	61.0	61.5	0.50	**21.80**	**0.64**		
	163.0	165.5	2.50	7.64	0.22	P	
incl.	164.0	164.5	0.50	**17.85**	**0.52**		
incl.	164.5	165.0	0.50	**12.25**	**0.36**		
	167.5	168.5	1.00	**14.05**	**0.41**	JQ	
incl.	168.0	168.5	0.50	**27.80**	**0.81**		
	171.0	172.5	1.50	**38.58**	**1.13**	R	
incl.	171.5	172.0	0.50	**81.00**	**2.37**		
incl.	172.0	172.5	0.50	**29.80**	**0.87**		
ER09-178	149.0	149.5	0.5	**11.85**	**0.35**	H	
	165.9	171.4	**5.50**	4.12	0.12	I	
incl.	166.9	167.4	0.50	**12.25**	**0.36**		
	184.7	185.7	1.00	**10.41**	**0.30**	P	
incl.	185.2	185.7	0.50	**20.80**	**0.61**		
	193.7	194.7	1.00	**19.22**	**0.56**	JQ	
incl.	194.2	194.7	0.50	**38.40**	**1.12**		**VG 7, TE 3**
	222.8	223.3	0.50	**15.40**	**0.45**	R/S	VG
ER09-179	84.1	85.1	1.00	5.75	0.17	C	VG
	102.5	103.5	1.00	**16.55**	**0.48**	D	
incl.	103.0	103.5	0.50	**32.90**	**0.96**		**VG 10+, TE 5+**

Table 1. Clearwater Project - Assay Data

ER09-179	192.4	196.4	**4.00**	3.20	0.09	I	
	192.9	193.4	0.50	6.30	0.18		**VG 6, TE 6**
ER09-180	53.4	54.4	1.00	6.19	0.18	C	
incl.	53.9	54.4	0.50	**12.35**	**0.36**		**VG 10**
	135.7	137.2	1.50	**33.41**	**0.98**	H	
incl.	136.2	136.7	0.50	**69.10**	**2.02**		
incl.	136.7	137.2	0.50	**26.20**	**0.77**		
	177.9	178.9	1.00	**18.63**	**0.54**	P	
incl.	177.9	178.4	0.50	**19.60**	**0.57**		
incl.	178.4	178.9	0.50	**17.65**	**0.52**		
	190.9	192.4	1.50	9.47	0.28	JQ	
incl.	190.9	191.4	0.50	**21.80**	**0.64**		
ER09-181	113.4	114.4	1.00	**14.04**	**0.41**	D	
incl.	113.9	114.4	0.50	**27.80**	**0.81**		**VG 6, TE 10**
	195.5	197.5	2.00	9.74	0.28	I	
incl.	195.5	196.0	0.50	**19.40**	**0.57**		
incl.	196.0	196.5	0.50	**13.15**	**0.38**		
	217.8	219.3	1.50	**19.26**	**0.56**	P	
incl.	218.3	218.8	0.50	**43.20**	**1.26**		VG 3

Chemical analysis was completed by ALS CHEMEX Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes.

Note: Sample length approximates true thickness. VQTL VG - Quartz-tourmaline vein with visible gold. VG5+ = five grains of visible gold were identified in the sample. TE - visible grains of tellurides.


8
PROJECT LOCATION
QUEBEC
ONTARIO
Goldcorp's Roberto Gold Deposit
Eastmain Gold Deposit
Eau Claire Gold Deposit
Red Lake
Troilus
Chibougamau
Detour
Hemlo
Timmins
Noranda
Val d'Or
Montreal
Toronto
New York
500 km
Location Assets
▸ Top World Ranking
▸ Politically Stable
▸ Provincial Funding
▸ Infrastructure
GOLD DEPOSITS
< 1 M OZ
> 1 - 3 M OZ
> 3 - 6 M OZ
> 6 - 12 M OZ
> 12 M OZ

James Bay, Quebec – Location Map



Quebec
ER Projects
Montreal
Radisson
La Grande-2
James Bay
Eastmain
Waskaganish
Nemaska
EM-1
Goldcorp's
Roberto Deposit
5.31 M oz Au
Renard-Lynx
Diamond Deposit
Éléonore South
Clearwater
Eau Claire
1 M oz Au
Eastmain Gold Mine
255,750 oz Au
50 km
Power Generation
Airport
Gold Deposit
Eastmain Project

Clearwater Geology

Highlights

Proximity to Roads & Power

Potential to expand resource

Trucking distance to future mill

Room for multiple deposits


Eau Claire
Target Area
EM-1 Principal barrage
"Goldcorp will target development players that will add to its pipeline of production..." according to Kevin McArthur, FP 21/05/08
5 km

Gold deposit ★ Gold occurrence ● Anomalous gold-in-soil

Eau Claire Gold Deposit – Winter 2009 Drill Plan



Definition Drilling Main Zone
High grade "keel" or plunge
Summer drilling to test
T Vein Series & Main Group
500m N
N
T Vein Target
T S R J Q P I H G D F C B
V16
0m N
V12
Winter Drilling
High Grade
"Keel"
497 g/t Au/2m
1000m W
500m W
500m S
Au-Ag-Cu Zone
500m E
Previous Drill Hole
Winter Drill Hole
Exploration Target
500m

Eau Claire Gold deposit – 450 West Zone Drill Plan


200 mN
100 mN
-100 mN
-200 mN
-300 mN
-700 mE
-600 mE
-500 mE
-400 mE
-300 mE
N
T
S
R
JQ
P
I
H
G
F
D
C
B
A
B
C
98
Gold-bearing Quartz-Tourmaline Vein
450 West Zone
Key Trend
187
194
195
196
191
188
192
193
189
177
L
M
182
186
178
180
R
183
179
190
184
181
185
Y
2009 Winter Drill Phase
Visible Gold in 16 of 20 Drill Holes
Summer Drill Phase
Test T Veins north of 450 West Zone &
Follow Key Trend to Southeast

HQ Drill Hole · Visible Gold · 2009 Drill Hole · Proposed Hole

Genuity

Eastmain Resources Inc.

ER-T: $0.94

April 22, 2009

TARGET: **$2.00**
RECOMMENDATION: **BUY**
RISK RATING: **SPECULATIVE**

Michael Gray – 604.694.6961
michael.gray@genuitycm.com
Colin Garner (Associate) – 604.694.6964
colin.garner@genuitycm.com

Visible gold documented near surface via drilling – Southeast of Eau Claire gold resource

(all figures in C$, unless noted)

Price (4/21/2009)	$0.94
Total return to target	112.8%
Shares O/S (m)	85.5
Shares F/D (m)	97.4
Market cap F/D ($m)	$ 91.6
Float value($m)	68.3
10-day Ave Daily Vol (k)	110.0
Debt ($m)	$0.0
Working Capital ($m)	$20.0
FD cash ($m)	$37.0
12-mo net Burn-rate ($m)	$3.0
Shareholders	9% Goldcorp
	5% Management
	35% Institutions
President & CEO	Don Robinson


ER-T
$2.00
$1.50
$1.00
$0.50
$0.00
Price (C$)
Apr
Jun
Aug
Oct
Dec
Feb
Apr
200 MA
50 MA

Company profile
Eastmain Resources (ER) is a Canadian precious metal exploration company focused on Quebec, Canada. The company owns a 100% interest in two advanced gold projects in the Eleonore and Eastmain gold belts in Quebec, with 1.24 moz of indicated and inferred gold resources. The company also controls 30% of the Eleonore South JV immediately south of Goldcorp's +5.2moz indicated and inferred resource for the Eleonore gold mine development project.

- **First test of the Eau Claire gold trend farther to the southeast at shallow levels –** ER reported the first assays and visual results from its now completed winter drill program at its 100%-owned, 1moz Eau Claire gold deposit, James Bay lowlands, northern Quebec, Canada. This drill program was directed at testing a "high-grade keel" to the southeast that required drill rigs to be mainly positioned on a frozen pond for optimal drilling. ER drilled 20 holes for 6650 metres.
- **Results include more visible gold-bearing high-grade vein intersections –** However, only 5 of 20 holes with assays have been reported and the "vein density" picture is not yet clear. Highlights include: 1) 16 of 20 holes intersected at least one vein with visible gold (VG); 2) total of 27 VG-bearing veins documented (1.7 per hole) – range of 1-50 grains of VG; 3) 38.58 g/t Au over 1.5 metres (including 81.0g/t Au over 0.5 metres – hole 177); 4) 33.41 g/t over 1.5 metres (including 69.1 g/t Au over 0.5 metres – hole 180); and 5)19.26 g/t over 1.5 metres (hole 181).
- **Impact – Potentially positive.** ER appears to have documented an extension of the overall southeast trending Eau Claire gold deposit "high-grade keel" to a surface projection of 300 metres by up to 300 metres. The gold bearing veins are at shallow, less than 300-metre depths and relate to a series of sub parallel E-W veins that dip to the south. Vein density will be key in justifying open pit development.
- **Catalysts and recommendation –** A summer drill program to test various targets, preliminary metallurgical work in Q3/09 and an updated resource estimation in Q4/09 are the key catalysts. We are encouraged by the latest southeast drill results; however, we will remain cautious until we see the assays for the next 15 holes and documentation of number of veins, thicknesses and grade. We maintain our **BUY** recommendation and a **target price of $2.00 based on our estimate.** We continue to value ER at US$35-US$50 EV/oz to view ER's Eau Claire deposit as a satellite deposit that will ultimately be milled at the to-be-built Eleonore mine complex.

This report was prepared by an analyst employed by a Canadian affiliate, Genuity Capital Markets, and who is not registered as a research analyst under FINRA rules. See last two pages for disclosure and share classification information.

Background

ER reported the first assays and visual results from its now completed winter drill program at its 100% owned, approximate 1moz Eau Claire gold deposit, James Bay lowlands, northern Quebec, Canada. This drill program was directed at testing a "high-grade keel" to the southeast that required drill rigs to be mainly on a frozen pond for optimal drilling (Exhibit 1). ER drilled 20 north-directed 45-50 degree holes for 6650 metres. With only 5 of 20 holes with assays reported, the "vein density" picture is not yet clear.

The Eau Claire gold deposit has an indicated and inferred resource of 990koz, at an average grade of 7.55g/t gold (2.5g/t cut-off) at its 450W Zone (Exhibit 2). In 2008, large diameter core drilling on 25-metre centres to vertical depths of less than 75 metres returned weighted average grades of 14.65g/t gold, over an average of 1.28 metres. The implication is that given the amount of visible gold in the system, sample size and density reflect a better estimate of the likely average gold grade of the Eau Claire deposit. The upside is that Eau Claire could be closer to a 2moz gold deposit if such drilling density and corresponding assays support the higher grades to depth.

Exhibit 1: Eau Claire winter drill program 2009 with key target ellipses


500m N
N
Definition Drilling Main Zone
High grade "keel" or plunge
Summer drilling to test
T Vein Series & Main Group
T Vein Target
V16
0m N
V12
Winter Drilling
High Grade
"Keel"
497 g/t Au/2m
Au-Ag-Cu Zone
1000m W
500m S
600m W
500m E
500m
Previous Drill Hole
Winter Drill Hole
Exploration Target

Source: Eastmain Resources disclosure

Initial results – Drilling southeast of the 450W zone (see Exhibit 2)

The highlights of the winter program thus far include:

- 16 of 20 holes intersected at least one vein with visible gold (VG);
- 27 VG-bearing veins documented (1.7 per hole) – range of 1-50 grains of VG;
- 38.58 g/t Au over 1.5 metres (including 81.0g/t Au over 0.5 metres – hole 177);

- 33.41 g/t over 1.5 metres (including 69.1 g/t Au over 0.5 metres – hole 180);
- 19.26 g/t over 1.5 metres (hole 181); and
- Strong correlation between gold assays and tellurides.

Exhibit 2: Eau Claire gold deposit – 450 West Zone drill plan


Gold-bearing Quartz-Tourmaline Vein
450 West Zone
Key Trend
2009 Winter Drill Phase
Visible Gold in 16 of 20 Drill Holes
Summer Drill Phase
Test T Veins north of 450 West Zone & Follow Key Trend to Southeast
HQ Drill Hole
Visible Gold
2009 Drill Hole
Proposed Hole

Source: Eastmain Resources disclosure

Catalysts – Eau Claire-related

Key catalysts for the rest of 2009 include:

- **Summer drill program (start Q3/09) –** Focus of the summer drill program will to be test for the up-dip expression of the "T-veins" (Exhibit 1, for target ellipse). There will also be an emphasis on testing targets over a 5 km trend on the Clearwater project.
- **Preliminary metallurgy (Q3/09) –** ER has been conducting initial metallurgical test work on the gold mineralization from the 450W Zone, with an emphasis on gravity recovery.
- **Updated Eau Claire resource estimation (Q4/09) –** There will be roughly 400 holes added to the 2005 resource estimation that was based on 182 holes.

Recommendation

We are encouraged by the latest southeast drill results; however, we will remain cautious until we see the assays for next 15 holes and documentation of number of veins, thicknesses and grade. We maintain our **BUY** recommendation and a **target price of $2.00** based on our estimate. We continue to value ER's at US$35-US$50 EV/oz to view ER's Eau Claire deposit as a satellite deposit that will ultimately be milled at the to-be-built Eleonore mine complex.

Member of the Investment Industry Regulatory Organization of Canada and the Canadian Investor Protection Fund,

Participating Organization of the Toronto Stock Exchange and Toronto Venture Exchange

Genuity Capital Markets has acted as an underwriter in a distribution for Eastmain Resources Inc. in the last 12 months. Eastmain has paid for a portion of the travel expenses for a recent site visit in August 2008.

Analyst's Certification

I, Michael Gray, hereby certify that the views expressed in this report accurately reflect my personal views about the subject securities or issuers. I also certify that I have not, am not, and will not receive, directly or indirectly, compensation in exchange for expressing the specific recommendations or views in this report.

THE FIRM THAT PREPARED THIS REPORT MAY NOT BE SUBJECT TO U.S. RULES WITH REGARD TO THE PREPARATION OF RESEARCH REPORTS AND THE INDEPENDENCE OF ANALYSTS.

General Disclosure

The opinions, estimates and projections contained herein are those of Genuity Capital Markets as of the date hereof and are subject to change without notice. Genuity Capital Markets makes every effort to ensure that the contents have been compiled or derived from sources believed reliable and contain information and opinions, which are accurate and complete. However, Genuity Capital Markets makes no representation or warranty, express or implied, in respect thereof, takes no responsibility for any errors and omissions that may be contained herein and accepts no liability whatsoever for any loss arising from any use of or reliance on this report of its contents. Information may be available to Genuity Capital Markets or its affiliates, which is not reflected herein.

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Stock Rating

For purposes of our research report, our rating system is defined as follows:

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Distribution of Ratings

Out of 134 stocks in the Genuity Capital Markets coverage universe, the ratings distribution is as follows: BUY (60.4%), HOLD (35.1%), SELL (3.0%), Under Review (0.0%), Restricted (1.5%), Tender (0.0%). Distribution of ratings is updated the first of every month.

Risk Rating

LOW/AVERAGE RISK – Stocks with less volatility than the market as a whole, with solid balance sheets and dependable earnings.

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Share Classification

NV – non-voting shares RS – restricted voting shares SV – subordinate voting shares UN – units

U.S. Disclosure

Genuity Capital Markets USA Corp. is a U.S. registered broker-dealer and subsidiary of Genuity Capital Markets. Genuity Capital Markets USA Corp. accepts responsibility for the contents of this research report, subject to the terms and limitations as set out above. U.S. residents seeking to effect a transaction in any security discussed herein should contact Genuity Capital Markets USA Corp. directly.

LAURENTIAN BANK SECURITIES

Action Note

Wednesday, February 18, 2009

Eastmain Resources Inc. (ER-T / $0.98) Buy (S) / Target Price: $1.60

Éric Lemieux, MSc, P.Geo Tel.: (819) 472-8037 lemieuxe@lb-securities.ca

Company Profile

Eastmain Resources Inc. is focused on exploration in the James Bay area of Quebec. The company's primary focal point is gold exploration within the emerging Eastmain/Opinaca mining district. Eastmain owns 100% of the Eau Claire gold deposit and has significant land holdings with partners covering key geology adjacent to the Eleonore project where Goldcorp (Les Mines Opinaca Ltée) is defining and developing a more than 4.7 million oz. Au gold deposit that is slated for production in 2014 or earlier. Eastmain also owns 100% of the past producing Eastmain Mine further east in the Eastmain River Greenstone Belt. Infrastructure in the James Bay area is considered excellent as hydroelectric power and road access are well developed.


CA:ER Daily
2/17/09
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
Volume
1.5
1
0.5
0
Millions
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
09
Feb

Source: BigCharts.com

Market Data			
Ticker	ER-T	**Shares F/D (M)**	96.6
Rating	Buy (S)	**Market Cap (M)**	94.7
Risk	High	**Float F/D (M)**	96.6
Price	$0.98	**Float Value (M)**	94.7
1-Yr Target	$1.60	**Avg Daily Volume (K)**	232
Dividend	$0.00	**Control Blocks**	NA
1-Yr ROR	63.3%	Voting	NA
52-Wk High -Low	$1.87-$0.49	Equity	NA
Next Reporting	April 2009	**Management**	4%
Valuation	NAV10%	Major Shareholder-Goldcorp	9.0%
Web site	www.eastmain.com		

Source: Company reports; Thomson One; LBS estimates.

Set To Expand On Eau Claire

Event – Drilling Begun On Eau Claire Deposit

Eastmain has begun its winter definition drilling program on the Clearwater Project, aiming to expand the high-grade central portion of the Eau Claire gold deposit. Eastmain had previously completed 105 large-diameter HQ drill holes totalling 15,000 metres in 2007-2008. The 2007-2008 in-fill drill program has confirmed the presence of high-grade gold near surface and potential new sub-surface lateral extensions.

Impact – Potential To Increase Resources

Extending the 450 West Zone south. Continuity and grade has been confirmed by Eastmain's previous in-fill drill program. The current objective is to pursue the definition of the high-grade veins along the main southeast plunge of the 450 West mineralized trend. An ice platform has been established on Castor Lake, in order to position the diamond drill in such a way to continue to define and expand high-grade, near-surface measured resources to the south.

Present focus on Eau Claire remains a high-grade gold resource potentially mined by open pit methods. Approximately 300 gold-bearing, quartz-tourmaline veins with an average grade of 14.65 g/t Au over an average width of 1.28 metres have been intersected from near the surface to a vertical depth of 200 metres. Eastmain aims to expand the high-grade central portion of the deposit to a vertical depth of up to 300 metres. We also note that access to the drill site is now possible by pick-up truck, providing substantial savings to the winter drill program.

We believe that the Clearwater project will be well for a new mineral resource estimation. A second drill phase is planned after spring break-up to expand the lateral and vertical extent of the recently discovered T-Vein series located north of the 450 West mineralized trend. We also understand that SGS Mineral Services is set to proceed with a metallurgical program for the Eau Claire gold deposit on four to six composite samples (50 to 60 kg per sample) selected from the 2007-2008 HQ drill core. Results are expected in the course of summer 2009 and may be integrated into a preliminary economic assessment.

Conclusion – Rating and Target Unchanged

We continue to believe that the Clearwater Project is well positioned in the long term to potentially be developed as a satellite deposit of the Eleonore project of Goldcorp. Eastmain has a focused, motivated and experienced management team and we expect solid results that will lay strong foundations for the Clearwater project. We maintain our Speculative Buy rating with a $1.60 target price.

The information contained in this document is based on what we deem to be reliable sources, but no guarantee or promise, explicit or implicit, is given as to the accuracy and exhaustiveness of these sources. This report shall under no circumstances be considered an offer to buy or sell, or a request to buy and/or sell the stocks mentioned. Laurentian Bank Securities Inc. and its employees may not be held liable for any monetary losses stemming from the implementation of the recommendations contained in this document. Laurentian Bank Securities Inc. and/or its officers, directors, representatives, traders, analysts and members of their families may hold positions in the stocks mentioned in this document and may buy and/or sell these stocks on the market or otherwise. Stocks in foreign currency may be adversely affected by exchange rate fluctuations. Laurentian Bank Securities Inc. is a wholly-owned subsidiary of Laurentian Bank of Canada. The opinions, projections and estimates are those of the Economic and Financial Research department of Laurentian Bank Securities Inc. as at the date appearing on the cover page, and are subject to change without prior notice. Laurentian Bank Securities Inc. may, in exchange for remuneration, act as a financial advisor or tax consultant for, or participate in the financing of companies mentioned in this document. This study may not be reproduced, in wh... ...art, without the consent of Laurentian Bank Securities Inc.

Member of the Investment Dealers Association of Canada and of the Canadian Investor Protection Fund.

The regulation of the securities market establishes requirements that analysts must follow when issuing research reports or making recommendations. These guidelines are included in the research dissemin... Securities, available at http://www.vmbl.ca/actions/Actions_PolitiquesRecherche.jsp?lang=en.

LAURENTIAN BANK SECURITIES

Action Note

Wednesday, February 18, 2009

APPENDIX – Important Disclosures

Company	Ticker	Disclosures*
Eastmain Resources Inc.	ER-T	U, V

The analyst(s) certify that (1) the views expressed in this report in connection with securities or issuers they analyze accurately reflect their personal views and (2) no part of their compensation was, is, or will be directly or indirectly, related to the specific recommendations or views expressed by them in this report.

The Research Analyst's compensation is based on various performance and market criteria and is charged as an expense to certain departments of Laurentian Bank Securities (LBS), including investment banking.

* Legend

A The Analyst, in his/her own account or in a related account, owns securities of this issuer.

L LBS collectively beneficially owns in excess of 1% of one or more classes of the issued and outstanding equity securities of this issuer.

O The Director of Equity Research, in his/her own account or in a related account, owns securities of this issuer.

U Within the last 24 months, LBS has undertaken an underwriting liability with respect to equity securities of, or has provided advice for a fee with respect to, this issuer.

V The Analyst has visited the Clearwater project.

P This issuer paid a portion of the travel-related expenses incurred by the Analyst to visit material operations of this issuer

Laurentian Bank Securities Equity Research Ratings Distribution



40%
30%
20%
10%
0%
10%
28%
38%
17%
3%
Top Pick
Buy
Spec Buy
Hold
Reduce

Percentage of companies covered by Laurentian Bank Securities Equity Research within each rating category.

Source: Laurentian Bank Securities

Recommendation Terminology

LBS (Laurentian Bank Securities) recommendation terminology is as follows:

Top Pick Our best investment idea, the greatest potential value appreciation.
Buy The stock is expected to generate significant risk-adjusted returns over the next 12 months.
Hold The stock is expected to generate modest risk-adjusted returns over the next 12 months.
Reduce The stock is expected to generate negative risk-adjusted returns over the next 12 months.

Our ratings may be followed by "(S)" which denotes that the investment is speculative and has a higher degree of risk associated with it. Additionally, our target prices are based on a 12-month investment horizon.

The information contained in this document is based on what we deem to be reliable sources, but no guarantee or promise, explicit or implicit, is given as to the accuracy and exhaustiveness of these sources. This report shall under no circumstances be considered an offer to buy or sell, or a request to buy and/or sell the stocks mentioned. Laurentian Bank Securities Inc. and its employees may not be held liable for any monetary losses stemming from the implementation of the recommendations contained in this document. Laurentian Bank Securities Inc. and/or its officers, directors, representatives, traders, analysts and members of their families may hold positions in the stocks mentioned in this document and may buy and/or sell these stocks on the market or otherwise. Stocks in foreign currency may be adversely affected by exchange rate fluctuations. Laurentian Bank Securities Inc. is a wholly-owned subsidiary of Laurentian Bank of Canada. The opinions, projections and estimates are those of the Economic and Financial Research department of Laurentian Bank Securities Inc. as at the date appearing on the cover page, and are subject to change without prior notice. Laurentian Bank Securitie[illegible] may in exchange for remuneration, act as a financial advisor or tax consultant for, or participate in the financing of companies mentioned in this document. This study may not be reproduced, in whole or in part, without the consent of L[illegible] Securities Inc.

Memb[illegible] lers Association of Canada and of the Canadian Investor Protection Fund.

The r[illegible] rket establishes requirements that analysts must follow when issuing research reports or making recommendations. These guidelines are included in the research dissemination policy of Laurentian Bank Secu[illegible] vmbl.ca/actions/Actions_PolitiquesRecherche.jsp?lang=en.